UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Dianthus Therapeutics, Inc.

(Name of Issuer)

Dee Raibourn, Esq.

c/o Avidity Partners Management LP

2828 N Harwood Street, Suite 1220

Dallas, Texas 75201

United State of America

214-550-1934

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

Common Stock, $0.001 par value

(Title of Class of Securities)

252828108

(CUSIP Number)

January 22, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 252828108

1	Names of Reporting Persons Avidity Partners Management LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds: WC

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 2,922,823

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,922,823

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,922,823

12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐(3)

13	Percent of Class Represented by Amount in Row (11) 9.9%

14	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 252828108

1	Names of Reporting Persons Avidity Partners Management (GP) LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds: WC

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 2,922,823

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,922,823

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,922,823

12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐(3)

13	Percent of Class Represented by Amount in Row (11) 9.9%

14	Type of Reporting Person (See Instructions) HC

CUSIP No. 252828108

1	Names of Reporting Persons Avidity Capital Partners Fund (GP) LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds: WC

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 2,922,823

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,922,823

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,922,823

12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐ (3)

13	Percent of Class Represented by Amount in Row (11) 9.9%

14	Type of Reporting Person (See Instructions) PN, OO

CUSIP No. 252828108

1	Names of Reporting Persons Avidity Capital Partners (GP) LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds: WC

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 2,922,823

	9	Sole Dispositive Power 0

	10	Shared Voting Power 2,922,823

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,922,823

12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐ (3)

13	Percent of Class Represented by Amount in Row (11) 9.9%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 252828108

1	Names of Reporting Persons Avidity Master Fund LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds: WC

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 1,837,135

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,837,135

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,837,135

12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐ (3)

13	Percent of Class Represented by Amount in Row (11) 6.1%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 252828108

1	Names of Reporting Persons Avidity Private Master Fund I LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds: WC

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 2,652,348

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,652,348

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,652,348

12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐ (3)

13	Percent of Class Represented by Amount in Row (11) 8.7%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 252828108

1	Names of Reporting Persons David Witzke

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds: WC

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 2,922,823

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,922,823

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,922,823

12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐(3)

13	Percent of Class Represented by Amount in Row (11) 9.9%

14	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 252828108

1	Names of Reporting Persons Michael Gregory

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds: WC

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 2,922,823

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,922,823

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,922,823

12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐(3)

13	Percent of Class Represented by Amount in Row (11) 9.9%

14	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13D

Item 1(a)	Security and Issuer. Common stock, $0.001 par value of Dianthus Therapeutics, Inc. (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices. 7 Times Square, 43rd Floor, New York, New York 10036

Item 2(a)

Name of Person Filing.
This statement is filed on behalf of each of the following person (collectively, the “Reporting Persons”):

i.                     Avidity Partners Management LP;

ii.                   Avidity Partners Management (GP) LLC;

iii.                 Avidity Capital Partners Fund (GP) LP;

iv.                 Avidity Capital Partners (GP) LLC;

v.                   Avidity Master Fund LP;

vi.                 Avidity Private Master Fund I LP;

vii.                David Witzke; and

viii.              Michael Gregory.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to a Reporting Persons is made by such Reporting Persons.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

The Reporting Persons have entered into a joint filing agreement, filed as Exhibit A to this Schedule 13D, pursuant to which the Reporting Persons agreed to file the Schedule 13D and any amendments thereto in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Item 2(b)	Address of Principal Business Office. The address of the principal business office of each of the Reporting Persons is 2828 N Harwood Street, Suite 1220, Dallas, Texas 75201.
Item 2(c)	The principal business of Avidity Partners Management LP is managing investments. Avidity Partners Management (GP) LLC is the general partner of Avidity Partners Management LP. Avidity Capital Partners Fund (GP) LP serves as the general partner of private investment funds managed by Avidity Partners Management LP, including Avidity Master Fund LP and Avidity Private Master Fund I LP. Avidity Capital Partners (GP) LLC is the general partner of Avidity Capital Partners Fund (GP) LP. Messrs. Witzke and Gregory are the managing members of Avidity Partners Management (GP) LLC and Avidity Capital Partners (GP) LLC.
Item 2(d)	None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
Item 2(e)	None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.
Item 2(f)

Citizenship.

i.                     Avidity Partners Management LP is a Delaware limited partnership;

ii.                   Avidity Partners Management (GP) LLC is a Delaware limited liability company;

iii.                 Avidity Capital Partners Fund (GP) LP is a Delaware limited partnership;

iv.                 Avidity Capital Partners (GP) LLC is a Delaware limited liability company;

v.                   Avidity Master Fund LP is a Cayman Islands exempted limited partnership;

vi.                 Avidity Private Master Fund I LP is a Cayman Islands exempted limited partnership;

vii.                David Witzke is a citizen of the United States of America; and

viii.              Michael Gregory is a citizen of the United States of America.

Item 3	Source and Amount of Funds or Other Consideration.

The funds used for the acquisition of the Common Stock and warrants to purchase Common Stock reported herein came from the working capital of private funds advised by Avidity Partners Management LP.

On September 11, 2023, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated May 2, 2023, by and among the Issuer, Dio Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and Dianthus Therapeutics OpCo, Inc. (formerly Dianthus Therapeutics, Inc.), a Delaware corporation (“OpCo”), among other matters, Merger Sub merged with and into OpCo, with OpCo surviving as a wholly owned subsidiary of the Company (the “Merger”). In connection with the completion of the Merger, the Company changed its name from “Magenta Therapeutics, Inc.” to “Dianthus Therapeutics, Inc.” The Issuer offered further shares of Common Stock and Pre-Funded Warrants in a private placement transaction on January 22, 2024 (the “Private Placement”). The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which was filed as Exhibit 2.1 to the Issuer’s Form 8-K, as filed with the SEC on May 3, 2023.

The shares of Common Stock reported on this Statement were acquired first in connection with a private placement of the OpCo’s shares and the consummation of the Merger and then in connection with the Private Placement.

Item 4	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock because they believe the Common Stock are undervalued and represent an attractive investment opportunity.

An employee of Avidity Partners Management LP, Lei Meng, serves on the Issuer’s Board of Directors.

Although the Reporting Persons do not have any specific plan or proposal to acquire, transfer or dispose of Common Stock at the time of this filing, consistent with their investment purpose, the Reporting Persons may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, acquire or seek to acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or dispose of or seek to dispose of all or a portion of such shares of Common Stock now owned or hereafter acquired. The Reporting Persons reserve the right to change their intention with respect to any or all of the matters required to be disclosed in this Item 4.

The Reporting Persons have not made a determination regarding a maximum or minimum number of shares of Common Stock or other securities of the Issuer that it may hold at any point in time.

Except as set forth herein and below, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by such persons with respect to the Issuer, the foregoing is subject to change at any time.

In April 2022, Avidity Master Fund LP, Avidity Private Master Fund I LP and certain other private funds managed by Avidity Partners Management LP acquired an aggregate of 4,601,403 shares of OpCo Series A Preferred Stock at a price of $4.34 per share. On September 12, 2023, the Reporting Persons purchased an aggregate of 982,261 shares of Common Stock of the OpCo at a weighted average price of $5.09 per share. At the effective time of the Merger, each outstanding share of OpCo common stock was exchanged for shares of Common Stock at an exchange ratio of approximately 0.2181 shares of Common Stock for each share of OpCo common stock. Accordingly, the Reporting Persons received an aggregate of 1,217,554 shares of Common Stock in connection with the Merger.

On September 11, 2023, the Company, OpCo and the certain former holders of OpCo common stock and OpCo pre-funded warrants, including Avidity Private Master Fund I LP, entered into a registration rights agreement (the “Merger Registration Rights Agreement”), pursuant to which, among other things, the Company agreed to provide for the registration and resale of certain shares of Common Stock that are held by the OpCo Investors from time to time. The foregoing description of the Merger Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Registration Rights Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

On January 22, 2024, the Company and the purchasers in the Private Placement, including the Reporting Persons, entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Company agreed to provide for the registration and resale of the shares of Common Stock and shares of Common Stock issuable upon exercise of the Pre-Funded Warrants that were purchased by the Reporting Persons in the Private Placement. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Item 5	Interest in the Securities of the Issuer

The information set forth in the facing pages of this Schedule 13D with respect to the shared beneficial ownership of Common Stock by the Reporting Persons is incorporated by reference into this Item 5.

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of shares of Common Stock and the percentage of total outstanding shares of Common Stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of shares of Common Stock in this Statement are based upon the 14,817,696 shares of Common Stock stated to be outstanding as of December 11, 2023 in the Company’s Pre-Effective Amendment No. 1 to its Form S-3 on Form S-1 filed with the Securities and Exchange Commission on December 21, 2023,  as adjusted for 14,500,500 shares issued in the private placement described in the Issuer's 8-K filed on January 22, 2024. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

(b) Avidity Partners Management LP, Avidity Partners Management (GP) LLC, Avidity Capital Partners Fund (GP) LP, Avidity Capital Partners (GP) LLC, David Witzke and Michael Gregory have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of (a) 2,717,554 shares of the Common Stock reported in (a) above and (b) Pre-Funded Warrants to purchase up to 1,833,333 shares of Common Stock, the exercise of which is subject to a beneficial ownership limitation of 9.9% of the outstanding Common Stock. The Statement excludes shares of Common Stock issuable upon exercise of the Pre-Funded Warrants in excess of the beneficial ownership limitation.

(c) Avidity Master Fund LP has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of (a) 1,082,525 shares of Common Stock reported in (a) above and (b) Pre-Funded Warrants to purchase up to 754,610 shares of Common Stock, the exercise of which is subject to a beneficial ownership limitation of 9.9% of the outstanding Common Stock of the Common Stock.

(d) Avidity Private Master Fund I LP has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of (a) 1,573,625 shares of the Common Stock reported in (a) above and (b) Pre-Funded Warrants to purchase up to 1,078,723 shares of Common Stock, the exercise of which is subject to a beneficial ownership limitation of 9.9% of the outstanding Common Stock.

(e) Certain other private funds managed by Avidity Partners Management LP also have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the Common Stock reported in (a) above in an amount below 5% of the outstanding Common Stock of the Issuer. The holdings of such other private funds are reflected in (b) above.

Except with respect to the shares of Common Stock acquired in connection with the Private Placement, neither the Reporting Persons nor the private funds referenced in (d) above have effected any transactions in the Company’s Common Stock during the past 60 days.

No person other than the Reporting Persons and the private funds referenced in (d) above is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6. The Reporting Persons are party to the following contracts, agreements and understanding with respect to securities of the Company:

Item 7

Exhibit No.	Description
A	Joint Filing Agreement
1

Registration Rights Agreement, dated September 11, 2023, by and among the Company, OpCo and certain parties thereto (incorporated by reference to Exhibit 4.2 of the Company’s Form 8-K filed with the SEC on September 12, 2023).

2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K filed with the SEC on January 22, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2024
(Date)

David Witzke

Avidity Partners Management LP

Avidity Partners Management (GP) LLC

Avidity Capital Partners Fund (GP) LP

Avidity Capital Partners (GP) LLC

Avidity Master Fund LP

Avidity Private Master Fund I LP

By: /s/ David Witzke
David Witzke, for himself and as Managing Member of Avidity Partners Management (GP) LLC (for itself and as general partner of Avidity Partners Management LP) and Avidity Capital Partners (GP) LLC (for itself and as general partner of Avidity Capital Partners Fund (GP) LP (for itself and as general partner of Avidity Master Fund LP and Avidity Private Master Fund I LP))

Michael Gregory

Avidity Partners Management LP

Avidity Partners Management (GP) LLC

Avidity Capital Partners Fund (GP) LP

Avidity Capital Partners (GP) LLC

Avidity Master Fund LP

Avidity Private Master Fund I LP

By: /s/Michael Gregory
Michael Gregory, for himself and as Managing Member of Avidity Partners Management (GP) LLC (for itself and as general partner of Avidity Partners Management LP) and Avidity Capital Partners (GP) LLC (for itself and as general partner of Avidity Capital Partners Fund (GP) LP (for itself and as general partner of Avidity Master Fund LP and Avidity Private Master Fund I LP))

EXHIBIT INDEX

Ex.
A	Joint Filing Agreement
1	Registration Rights Agreement, dated September 11, 2023, by and among the Company, OpCo and certain parties thereto (incorporated by reference to Exhibit 4.2 of the Company’s Form 8-K filed with the SEC on September 12, 2023).
2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K filed with the SEC on January 22, 2024).

EXHIBIT A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

January 31, 2024
(Date)

David Witzke

Avidity Partners Management LP

Avidity Partners Management (GP) LLC

Avidity Capital Partners Fund (GP) LP

Avidity Capital Partners (GP) LLC

Avidity Master Fund LP

Avidity Private Master Fund I LP

By: /s/ David Witzke
David Witzke, for himself and as Managing Member of Avidity Partners Management (GP) LLC (for itself and as general partner of Avidity Partners Management LP) and Avidity Capital Partners (GP) LLC (for itself and as general partner of Avidity Capital Partners Fund (GP) LP (for itself and as general partner of Avidity Master Fund LP and Avidity Private Master Fund I LP))

Michael Gregory

Avidity Partners Management LP

Avidity Partners Management (GP) LLC

Avidity Capital Partners Fund (GP) LP

Avidity Capital Partners (GP) LLC

Avidity Master Fund LP

Avidity Private Master Fund I LP

By: /s/Michael Gregory
Michael Gregory, for himself and as Managing Member of Avidity Partners Management (GP) LLC (for itself and as general partner of Avidity Partners Management LP) and Avidity Capital Partners (GP) LLC (for itself and as general partner of Avidity Capital Partners Fund (GP) LP (for itself and as general partner of Avidity Master Fund LP and Avidity Private Master Fund I LP))